                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ___________________

                                 SCHEDULE 14D-9


          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                            MicroTouch Systems, Inc.
                            ------------------------
                           (Name of Subject Company)

                            MicroTouch Systems, Inc.
                            ------------------------
                      (Name of Person(s) Filing Statement)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                  595145 10 3
                                  -----------
                     (CUSIP Number of Class of Securities)

                              D. Westervelt Davis
                President, Chief Executive Officer and Director
                            MicroTouch Systems, Inc.
                          300 Griffin Brook Park Drive
                          Methuen, Massachusetts 01844
                                 (978) 659-9000
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                               ___________________
                                   Copies to:

                            William T. Whelan, Esq.
              Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                          Boston, Massachusetts 02111
                                 (617) 542-6000


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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Press Release:
--------------

Contact:  MicroTouch Systems, Inc.
          Tim Holt - Corporate Communications
          Geoffrey P. Clear - Vice President, Finance and Administration
          (978) 659-9000
          or
          3M - Mary C. Auvin - Corporate Communications
          (651) 736-2597


                     3M TO ACQUIRE MICROTOUCH SYSTEMS, INC.


METHUEN, MASS. (NOVEMBER 13, 2000) -- 3M and MicroTouch Systems, Inc. (NASDAQ:
MTSI), announced today that they have entered into a definitive agreement under which 3M will acquire MicroTouch Systems, a Methuen, Massachusetts-based manufacturer of touch screen products for approximately $160 million. 3M will commence the transaction with a cash tender offer for 100 percent, but not less than a majority, of the outstanding MicroTouch shares for $21 per share in cash. If a majority of the outstanding shares are purchased in the tender offer, any remaining MicroTouch shares will be exchanged for cash in the amount of $21 per share in a merger of MicroTouch and 3M's acquisition subsidiary.

The transaction has been approved by the Boards of Directors of both companies and is subject to approval by the shareholders of MicroTouch, customary closing conditions, and regulatory approvals. The transaction is expected to close in early 2001. Upon completion of the transaction, MicroTouch will become a wholly-owned subsidiary of 3M.

Andy Wong, vice president, 3M Optical Systems Division, said, "MicroTouch is an innovative company with talented people and fast growing, quality products.
This acquisition broadens our touch screen technologies, complements our customer relationships, and fits into our strategy to expand further in the touch screen and optical sector. Further, we believe we will realize additional synergies between our technology and product platforms, as well as our customer bases and cultures. We're enthusiastic about the prospects of joining forces with MicroTouch and successfully growing this business."

"We're delighted to be linking up with 3M, " said Wes Davis, president and chief executive officer, MicroTouch. "We believe this transaction will create value for shareholders and customers of both
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companies. Our products and technological expertise, and our track record of innovation, when combined with those of 3M, will open a whole new realm of possibilities. I wish to assure our customers that we will work hard to minimize disruptions in service during this transition and that the combined resources of 3M, 3M Dynapro and MicroTouch should enhance opportunities to work together in the future."

     Simultaneously with the execution of the merger agreement, MicroTouch also granted 3M an option to acquire newly-issued shares of MicroTouch common stock in an amount equal to 19.9% of the outstanding common stock of MicroTouch. In addition, all Directors and certain officers of MicroTouch have entered into agreements to tender their shares to 3M.

About 3M
--------

     3M is a $16 billion diversified manufacturing and technology company with operations in more than 60 countries. Headquartered in St. Paul, Minnesota, 3M makes a wide variety of products serving customers in dozens of markets, including industrial, consumer and office, electronics, telecommunications, health care, transportation safety and automotive. 3M is traded on the New York, Chicago, Pacific and Swiss stock exchanges under the symbol MMM. It is one of the 30 stocks that make up the Dow Jones Industrial Average and also is a component of the Standard & Poor's 500 Index. Additional information about the company is available on the Internet at www.3M.com.


About MicroTouch Systems, Inc.
------------------------------

  MicroTouch is a global company with 885 employees at 18 locations in 11 countries. Founded in 1982, the Company reported sales of $157.5 million in 1999. MicroTouch Systems, Inc., has a global presence in the manufacture of computer touch screen display products. The Company applies their technologies in a variety of products, and markets them under the ClearTek and TouchTek brand names. MicroTouch operates ISO 9001-certified manufacturing plants at its worldwide headquarters in Methuen, Mass. and at its European headquarters in Abingdon, England, and also maintains manufacturing facilities in Texas, along with sales offices and distributors in more than 50 countries. The company's website is www.microtouch.com.

3M and MicroTouch also file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any reports, statements or other information filed by each company on the SEC's website (http://www.sec.gov) or at the SEC's public reference rooms at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. 3M's and MicroTouch's SEC filings are also available to the public over the internet at EDGAR Online, Inc.'s website (http://www.freeedgar.com).
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Other important information:

The tender offer that is described in this announcement has not yet commenced. Once the tender offer commences, 3M will file a tender offer statement and MicroTouch will file a solicitation/recommendation statement with the Securities and Exchange Commission. You should read these documents when they become available because they will contain important information about the tender offer. You can obtain the tender offer statement, the solicitation/ recommendation statement and other documents that will be filed with the Securities and Exchange Commission for free when they are available on the Securities and Exchange Commission's web site at http://www.sec.gov. Also, if you write or call us, we will send you the tender offer statement and the solicitation/recommendation statement for free when they are available.


Note on Forward-Looking Statements

     This press release contains forward-looking statements that reflect current views and estimates of 3M's management and MicroTouch's management of future economic circumstances, industry conditions, company performance and financial results. The statements are based on many assumptions and factors including: the results of the tender offer, worldwide economic conditions; foreign exchange rates and fluctuations in those rates; the timing and acceptance of new product offerings; raw materials, including shortages and increases in the costs of key raw materials; 3M's ability to successfully manage acquisitions, divestitures and strategic alliances; and legal proceedings. Any changes in such assumptions or factors could product significantly different results.